SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-8A AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on November 25, 1994 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name: Senior Debt Portfolio

Address of Principal Business Office:
     The Eaton Vance Building
     255 State Street
     Boston, MA 02109

Telephone Number: (617) 482-8260

Name and address of agent for service of process:
     Maureen A. Gemma
     The Eaton Vance Building
     255 State Street
Boston, MA 02109

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company
Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

Item 1.      Name of Registrant: Senior Debt Portfolio.

Item 2.      State and Date of Organization: New York; May 1, 1992.

Item 3.      Form of Organization: Trust.

Item 4.      Classification of Registrant: Management Company.

Item 5(a).  Registrant is an open-end company.

Item 5(b).  Registrant is a diversified company.

Item 6.      Investment Adviser of Registrant: Boston Management and Research, The Eaton Vance Building, 255 State Street,
                 Boston, MA 02109.

Item 7.	Board of Trustees of Registrant:
Benjamin C. Esty
Thomas E. Faust Jr.
Allen R. Freedman
William H. Park
Ronald A. Pearlman
Norton H. Reamer
Heidi L. Steiger
Lynn A. Stout
Ralph F. Verni, Chairman

Officers of Registrant:
Scott H. Page, President and Chief Executive Officer
Craig P. Russ, Vice President
Maureen A. Gemma, Secretary
Barbara E. Campbell, Treasurer and Principal Financial and Accounting Officer
Kristin S. Anagnost, Asst. Treasurer
William J. Austin, Jr., Asst. Treasurer
Deborah A. Chlebek, Asst. Treasurer
Kevin M. Connerty, Asst. Treasurer
Michelle A. Green, Asst. Treasurer
Helen Hedberg, Asst. Treasurer
James F. Kirchner, Asst. Treasurer
Dan A. Maalouly, Asst. Treasurer
John M. Mahoney, Asst. Treasurer
Janet E. Sanders, Asst. Treasurer and Asst. Secretary
A. John Murphy, Asst. Secretary
Paul M. O’Neil, Chief Compliance Officer
John E. Pelletier, Chief Legal Officer

The address for each of the above-named Trustees and Officers of Registrant is The Eaton Vance Building, 255 State Street, Boston, MA  02109.

Item 8.       Inapplicable.

Item 9(a).   No; Registrant is not currently issuing and offering its securities directly to the public.

Item 9(b).   Inapplicable.

Item 9(c).   No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).   Yes.

Item 9(e).   As of March 11, 2008, there were six beneficial owners of Registrant’s outstanding securities.
                  As of March 11, 2008, the following investors held 10% or more of the outstanding securities of the Registrant: Eaton Vance Prime Rate Reserves – 48.4%; and EV Classic Senior
                  Floating-Rate Fund – 41.4%. No other Holders of Interests held more than 10% of the
                  Registrant’s outstanding securities as of that date.

Item 10.     Current Value of Registrant’s Total Assets:  $1,891,970,554 as of March 12, 2008

Item 11.	No.

Item 12.	Registrant incorporates by reference the October 31, 2007 financial statements as previously filed electronically with the Commission on December 28, 2007
(Accession No. 0001104659-07-091329).

SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 14th of March, 2008.

SENIOR DEBT PORTFOLIO

By: /s/ Scott H. Page
Scott H. Page
President

Attest: /s/ Maureen A. Gemma Maureen A. Gemma Secretary